PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Environmental Assessment Report on Effects Posted

Vancouver BC, October 3, 2012:  As per the British Columbia Environmental Assessment Act, the Company was required to conduct an Environmental Assessment (“EA”) to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the project.

The Company’s Application, prepared by Qualified Professionals, determined that there were no significant adverse environmental, economic, social, heritage and health effects.  This was supported by a BC Environmental Assessment Office (EAO) commissioned independent 3rd Party review.

The EAO EA also concluded that there were no significant adverse effects.  The full EAO EA report and the Recommendations of the Executive Director are posted on the EAO Project Information Centre, Morrison Copper/Gold Project, EA Certificate Documentation.

The full EAO EA report is available at the following link:

http://a100.gov.bc.ca/appsdata/epic/html/deploy/epic_document_224_34961.html

The Recommendations of the Executive Director Report is available at the following link.  Please copy and paste this link in your internet browser:

http://a100.gov.bc.ca/appsdata/epic/documents/p224/1349124744225_76a35b470efa85e3042b23ff875a0daa3578f33cdc79d8cc1a1d22271456485d.pdf

The Company is now considering all available options to respond to the Ministerial decision.

The Federal EA is continuing with the Federal decision being made independently.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Gregory Anderson”

Gregory Anderson, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml